UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: October 2, 2003

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated October 2, 2003.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000; AND
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2003	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

TEEKAY ACQUIRES 50 PERCENT OF SKAUGEN PETROTRANS

Nassau, The Bahamas, October 2, 2003 — Teekay Shipping Corporation (Teekay) today announced the successful completion of the purchase of 50 percent of I.M. Skaugen ASA’s wholly owned subsidiary, Skaugen PetroTrans (SPT).

The purchase price for 50 percent of the shares in SPT consists of a cash payment of $25 million and an “earn-out element” to be calculated based on the financial performance of SPT over the next five years.

Teekay and IM Skaugen envisage that with the combined strengths and leading position of each company, SPT will be able to expand the ship to ship transfer business into geographic regions beyond the Gulf of Mexico. SPT will continue to operate as an autonomous entity governed by a joint venture agreement with its own management and Board of Directors, but with the additional benefit of the backing of Teekay, the world’s largest owner and operator of mid-sized tankers.

About Teekay

Teekay is the leading provider of international crude oil and petroleum product transportation services, transporting more than 10 percent of the world’s sea-borne oil. With offices in 12 countries, Teekay employs more than 4,200 seagoing and shore-based staff around the world. The Company has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide. Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

About I.M. Skaugen

Listed on the Oslo Stock Exchange, I.M. Skaugen ASA is a marine transportation service company engaged in the safe transportation of petrochemical gases and LPG, and the lightering of crude oil. Its customers are major, international companies in the oil and petrochemical industry, which it serves worldwide from operations in Freeport, Houston, Nanjing, Oslo, Shanghai, Singapore and Wuhan. I.M. Skaugen runs recruitment and training programmes in St. Petersburg and Wuhan for the crewing of its vessels.

The Skaugen Group currently operates 46 vessels worldwide. The fleet comprises petrochemical gas and LPG carriers, Aframax tankers, barges for the transportation of gas on the Yangtze River and a small number of workboats for Skaugen PetroTrans.

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the future expansion of SPT’s business into geographic regions beyond the Gulf of Mexico and the potential financial and other benefits relating to the transaction with IM Skaugen ASA. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: ability of SPT to expand in to other geographical markets; ability of Teekay to manage the joint venture relationship; customer and market reaction to the transaction; changes in production of or demand for oil and petroleum products, either generally or in particular regions; changes in the requirement for ship to ship transfer services; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in applicable industry regulations; changes in the typical seasonal variations in tanker charter rates; and changes in the demand for oil and other factors discussed in Teekay’s Report on Form 20-F for the fiscal year ended December 31, 2002 which is on file with the SEC.

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654

Web site: www.teekay.com